UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: February 3, 2005

                        Commission File Number: 001-32305

                                    CORPBANCA
                   ------------------------------------------
                 (Translation of registrant's name into English)

                         Huerfanos 1072, Santiago Chile
                   ------------------------------------------
                     (Address of principal executive office)





     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F X                 Form 40-F
                                ---                         -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                         No X
                          ---                        ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On February 3, 2005, February 7, 2005 and February 8, 2005, Corpbanca published a notice announcing its upcoming Ordinary Shareholders' Meeting scheduled for February 21, 2005, in the Chilean newspaper Diario La Tercera. An unofficial translation of the notice is attached hereto as Exhibit 99.1.

     On February 11, 2005, Corpbanca published a notice announcing the payment of a dividend, at its upcoming Ordinary Shareholders' Meeting scheduled for February 21, 2005, in the Chilean newspaper Diario La Tercera. An unofficial translation of the notice is attached hereto as Exhibit 99.2.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 16, 2005


                                       CORPBANCA



                                       By:   /s/ Christian Samsing Stambuk
                                          ----------------------------------
                                          Name:  Christian Samsing Stambuk
                                          Title: Chief Executive Officer

                                  EXHIBIT INDEX



The following exhibits have been filed as part of this Form 6-K:


Exhibit   Description
-------   -----------

99.1 Announcement published on February 3, 2005, February 7, 2005 and February 8, 2005, in the Chilean newspaper Diario La Tercera regarding Corpbanca's upcoming Ordinary Shareholders' Meeting scheduled for February 21, 2005.

99.2 Announcement published February 11, 2005, in the Chilean newspaper Diario La Tercera regarding Corpbanca's payment of a dividend to its shareholders of record.